UNTED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 7

to

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Contango ORE, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

210777F100
(CUSIP Number)

John B. Juneau c/o Contango ORE, Inc. 3700 Buffalo Speedway, Suite 925 Houston, Texas 77098 (713) 877-1311
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210777F100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON
John B. Juneau
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
	7	SOLE VOTING POWER
588,026 shares of Common Stock*
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY EACH		0 shares of Common Stock
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER
588,026 shares of Common Stock*
	10	SHARED DISPOSITIVE POWER
0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
588,026 shares of Common Stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.81%**
14	TYPE OF REPORTING PERSON
IN

* The shares of common stock, par value $0.01 per share (the “Common Stock”), of Contango ORE, Inc., a Delaware corporation (the “Company”), consist of (i) 245,892 shares of Common Stock held directly by John B. Juneau (“Mr. Juneau”), (ii) 96,534 shares of Common Stock held by Juneau Exploration, L.P., a Texas limited partnership (“JEX”), (iii) 147,234 shares of Common Stock held by J5D Enterprises, LP, a Texas limited partnership (“J5D”), and (iv) 98,366 shares of Common Stock held by AuCuAg Holdings, LLC, a Texas limited liability company (“AuCuAg”).  As the sole manager of the general partner of JEX, the sole manager of the general partner of J5D, and the sole manager of AuCuAg, Mr. Juneau has voting and dispositive power with respect to, and may be deemed to beneficially own, Common Stock held by such entities. Mr. Juneau disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

** Percentage of class calculated based on 5,994,667 total outstanding shares of Common Stock as of October 28, 2020, as reported in the Company’s Amendment No. 1 to the Annual Report on Form 10-K/A for the year ended June 30, 2020, filed with the Securities and Exchange Commission (“SEC”) on October 28, 2020.

This Amendment No. 7 to Schedule 13D supplements and amends the Statement on Schedule 13D filed on December 13, 2013 and amended on November 21, 2014 by Amendment No. 1 to Schedule 13D, on October 1, 2015 by Amendment No. 2 to Schedule 13D, on October 5, 2016 by Amendment No. 3 to Schedule 13D, on December 19, 2016 by Amendment No. 4 to Schedule 13D, on November 6, 2017 by Amendment No. 5 to Schedule 13D and on December 21, 2018 by Amendment No. 6 to Schedule 13D (collectively, the “Schedule 13D”).  Capitalized terms used without definitions in this Amendment No. 7 shall have the respective meanings ascribed to them in the Schedule 13D.

This Amendment No. 7 is being filed to reflect an increase in the percentage of shares of Common Stock beneficially owned by the Reporting Persons, as a result of the cancellation by the Company of 809,744 shares of Common Stock on September 30, 2020, and the receipt by Mr. Juneau of 60,000 shares of Common Stock pursuant to the Contango ORE, Inc. Amended and Restated 2010 Equity Compensation Plan. Responses to each item of this Amendment No. 7 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 is supplemented and amended as follows:

On November 13, 2019, Mr. Juneau acquired 60,000 restricted shares of the Common Stock through a grant by the Company pursuant to a Restricted Stock Award Agreement dated as of November 13, 2019.  The restricted shares vest on January 1, 2022.  All restricted shares vest upon a change of control as defined in the Contango ORE, Inc. Amended and Restated 2010 Equity Compensation Plan.

Item 4.   Purpose of Transaction

Item 4 is amended and restated in its entirety as follows:

All of the shares of Common Stock reported herein were acquired for investment purposes. Subject to applicable securities laws and regulations, the Reporting Person may dispose or acquire securities of the Company, including Common Stock, depending upon the position of the market, the Company, and other factors.

Except as set forth herein, as of the date hereof, there are no plans or proposals that the Reporting Person has that relate to or would result in (a) the acquisition of securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s certificate of incorporation, by-laws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (h) causing any change in the trading market of any class of securities of the Company; (i) a class of equity securities of the Company becoming eligible for termination of registration under the Securities Exchange Act of 1934; or (j) any action similar to any of the matters enumerated above.

Mr. Juneau is the Executive Chairman and a director of the Company.  Mr. Juneau reserves the right to take any action enumerated above in the best interests of the Company in his role as an officer and as a member of the board of directors of the Company.

Item 5.   Interest in Securities of the Issuer

Paragraphs (a) and (b) of Item 5 are amended and restated in their entirety as follows:

(a)  The Reporting Person beneficially owns an aggregate of 588,026 shares of Common Stock of the Company, which includes (i) 245,892 shares of Common Stock held directly by Mr. Juneau, (ii) 96,534 shares of Common Stock held by JEX, (iii) 147,234 shares of Common Stock held by J5D, and (iv) 98,366 shares of Common Stock held by AuCuAg.  Mr. Juneau is the sole manager of the general partner of JEX, is the sole manager of the general partner of J5D, and is the sole manager of AuCuAg. Mr. Juneau shares the economic benefit of the shares of Common Stock of the Company held by JEX and J5D with the other respective limited partners of each of JEX and J5D. Mr. Juneau, as the sole manager of AuCuAg, beneficially owns the reported securities indirectly, but disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein. As a result, Mr. Juneau may be deemed to be the beneficial owner of approximately 9.81% of the outstanding shares of Common Stock of the Company.

The percentage of this Item 5 is based on 5,994,667 total outstanding shares of Common Stock as of October 28, 2020, as reported in the Company’s Amendment No. 1 to the Annual Report on Form 10-K/A for the year ended June 30, 2020, filed with the SEC on October 28, 2020.

(b)  Although the Reporting Person is not the sole owner of JEX or J5D or an owner of AuCuAg, the Reporting Person has sole power to vote and direct the vote and dispose and direct the disposition of 588,026 shares reported herein because Mr. Juneau (i) holds the shares of Common Stock directly, (ii) is the sole manager of the general partner of JEX, (iii) is the sole manager of the general partner of J5D, and (iv) is the sole manager of AuCuAg.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On November 13, 2019, pursuant to a Restricted Stock Award Agreement, dated as of November 13, 2019, the Company granted Mr. Juneau, in his capacity as Chairman, President and Chief Executive Officer of the Company, 60,000 shares of restricted Common Stock, which vest on January 1, 2022.

The summary of the foregoing agreement as described in this Item 6 does not purport to be complete and is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibit 1 and is incorporated herein by this reference.

Item 7.   Material to Be Filed as Exhibits

Exhibit 99.1:  Restricted Stock Award Agreement, dated as of November 13, 2019, between the Company and Mr. Juneau.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2020	JOHN B. JUNEAU

/s/ John B. Juneau